                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                                  Entrust, Inc.

                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)

                                   293848 10 7

                                 (CUSIP Number)

                                December 31, 2001

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293848 10 7                                         Page 2 of 5 Pages

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nortel Networks Limited

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)    [ ]
                                                              (b)    [ ]
         Not Applicable

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER
                                  13,749,159 shares
  NUMBER OF
                           ------ ----------------------------------------------
   SHARES                  6      SHARED VOTING POWER

 BENEFICIALLY                     0 shares

  OWNED BY                 ------ ----------------------------------------------
                           7      SOLE DISPOSITIVE POWER
EACH REPORTING
                                  13,749,159 shares
   PERSON
                           ------ ----------------------------------------------
    WITH                   8      SHARED DISPOSITIVE POWER

                                  0 shares

-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,749,159 shares

-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         21.3%

-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO

-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293848 10 7                                         Page 3 of 5 Pages



Item 1(a).        Name of Issuer:
---------         --------------

                  Entrust, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

                  One Hanover Park
                  16633 Dallas Parkway
                  Suite 800
                  Addison, Texas 75001

Item 2(a).        Name of Person Filing:
---------         ---------------------

                  Nortel Networks Limited ("NNL").

Item 2(b).        Address of Principal Business Office or, if None, Residence:
---------         -----------------------------------------------------------

                  Nortel Networks Limited
                  8200 Dixie Road, Suite 100
                  Brampton, Ontario  L6T 5P6
                  Attention:  Corporate Secretary

Item 2(c).        Citizenship:
---------         -----------

                  NNL is a Canadian corporation.

Item 2(d).        Title of Class of Securities:
---------         ----------------------------

                  Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).        CUSIP Number:
---------         ------------

                  CUSIP No. 293848 10 7
                            -----------

Item 3.           If this Statement is Filed Pursuant to Rule 13d-1(b), or
-------           --------------------------------------------------------
                  13d-2(b) or (c), check whether the Person Filing is a:
                  ------------------------------------------------------

                  Not Applicable

CUSIP No. 293848 10 7                                         Page 4 of 5 Pages

Item 4.           Ownership.
------            ---------
(a)      Amount Beneficially Owned:                                 13,749,159*
(b)      Percent of Class:                                             21.3%
(c)      Number of Shares as to Which Such Person Has:
   (i)   sole power to vote or to direct the vote:                  13,749,159
   (ii)  shared power to vote or to direct the vote:                    0
   (iii) sole power to dispose or to direct the disposition of:     13,749,159
   (iv)  shared power to dispose or to direct the disposition of:       0


* Consists of 13,749,159 shares of Common Stock beneficially owned by NNL. These shares are held of record by Nortel Networks Inc., a wholly owned subsidiary of NNL ("NNI"). NNL has sole voting and investment power with respect to the shares of Common Stock held by NNI.

Item 5.           Ownership of Five Percent or Less of a Class.
------            --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                  -------

                  Not Applicable

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company or Control Person.
                  --------------------------


                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
------            ---------------------------------------------------------

                  Not Applicable

Item 9.           Notice of Dissolution of Group.
------            ------------------------------

                  Not Applicable

Item 10.          Certifications.
-------           --------------

                  Not Applicable

CUSIP No. 293848 10 7                                         Page 5 of 5 Pages




                                                              SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2002          NORTEL NETWORKS LIMITED



                                By: /s/ Katharine B. Stevenson
                                    -----------------------------------
                                    Katharine B. Stevenson
                                    Treasurer


                                By: /s/ Blair F. Morrison
                                    -----------------------------------
                                    Blair F. Morrison
                                    Assistant Secretary